Exhibit (a)(1)
RECOMMENDATION TO REJECT THE UNSOLICITED COMRIT TENDER OFFER
May 9, 2019
Dear NYCR Stockholder,
Recently you may have received an unsolicited and opportunistic tender offer from Comrit Investments 1, Limited Partnership and Comrit Investments Ltd. (together, “Comrit”) to purchase up to 1,600,000 shares of common stock of New York City REIT, Inc. (“NYCR”) at a price equal to $13.61 per share.
NYCR does not endorse Comrit’s offer and reminds its stockholders that Comrit is not affiliated with NYCR or its advisor. Third-party unsolicited tender offers of this type are often an attempt to profit at your expense. In this case, the offer price of  $13.61 per share is $6.65 less than $20.26, NYCR’s current estimated per-share net asset value (“estimated per-share NAV”), which translates to a discount of 32.8%. For a full description of the methodologies and assumptions, as well as certain qualifications, used to value NYCR’s assets and liabilities in connection with the calculation of estimated per-share NAV, see NYCR’s Current Report on Form 8-K filed on October 25, 2018 filed with the SEC.
NYCR’S BOARD OF DIRECTORS (THE “BOARD”) HAS CAREFULLY REVIEWED THE TERMS OF COMRIT’S TENDER AND UNANIMOUSLY RECOMMENDS THAT YOU REJECT THIS UNSOLICITED OFFER AND NOT TENDER YOUR SHARES OF COMMON STOCK. TO REJECT THE OFFER, SIMPLY DO NOT RESPOND TO ANY MATERIALS YOU MAY HAVE RECEIVED.
This recommendation is being made after considering several factors, including:
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The Board believes that the offer price is significantly less than the current estimated per-share NAV of  $20.26 as well as the potential long-term value of NYCR’s common stock.

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In establishing the current estimated per-share NAV, the Board took into consideration appraisals of NYCR’s real estate and loan assets performed by an independent valuation firm in accordance with the valuation guidelines previously established by the Board.

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Comrit acknowledges that in establishing the purchase price of  $13.61 per share, it is motivated to establish the lowest price which might be acceptable to stockholders consistent with Comrit’s objectives.

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Comrit states that it has not made an independent appraisal of NYCR’s shares or NYCR’s properties, and is not qualified to appraise real estate.

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While NYCR currently does not pay distributions and the Board cannot provide a guarantee that NYCR will resume payment of distributions in the future, if you sell, you will no longer have any rights with respect to the shares that you sell, including any appreciation in the value of the common stock or distributions paid, if any.

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None of NYCRS’s directors, executive officers, subsidiaries or other affiliates intends to tender shares of stock to Comrit.

NYCR encourages you to follow the Board’s recommendation and not tender your shares to Comrit. If you have tendered or do tender your shares to Comrit, you may withdraw your tender before the expiration of the offer by sending a written or facsimile notice to Comrit.
Each stockholder must individually evaluate whether to tender his, her or its shares. The Board suggests stockholders carefully consider all the factors discussed in Comrit’s materials before deciding to participate. Please consult with your financial or tax advisor when considering Comrit’s offer.
NYCR has filed a Schedule 14D-9 with the SEC providing additional detail regarding the Board’s recommendation in response to Comrit’s offer. The Schedule 14D-9 is available on the NYCR website at www.newyorkcityreit.com and the SEC’s website at www.sec.gov.
Please be assured that your personal information continues to be held in the same confidence we maintain in all interactions with our stockholders. Comrit does not have access to ANY of your personal information or account information. In following the SEC guidelines for this tender, Comrit is permitted to send materials to us that we must then forward to you, as is.
If you have any questions or need further information about your options, please feel free to contact NYCR’s Investor Relations Department at 866-902-0063.
We appreciate your trust in NYCR and the Board and thank you for your continued support.
Sincerely,
Edward M. Weil, Jr.
Executive Chairman, Chief Executive Officer, President and Secretary